UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Abercrombie & Fitch CO-CLA
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

002896207
(CUSIP Number)

Elizabeth Ballantine
Compliance Officer
Edinburgh Partners Limited
12 Charlotte Square
Edinburgh
EH2 4DJ
UK
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

8th June 2009
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 240.13d 1(f) or 240.13d 1(g),check the following box [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be`filed` for the purpose of section 18 of the Securities Exchange Act of 1934 (`Exchange Act`) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 002896207

1.      Names of Reporting Persons.
 Edinburgh Partners Limited

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
 (a)
 (b)

3.      SEC Use Only

4.      Source of Funds      OO

5. Check IF Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)

6.      Citizenship or Place of Organization  UK



Number of
Shares Beneficially
Owned
by Each Reporting
Person With:
7.      Sole Voting Power        None
8.      Shared Voting Power   4,422,927 Ordinary Shares
9.      Sole Dispositive Power    None
10.    Shared Dispositive Power     None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,927 Ordinary Shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.     Percent of Class Represented by Amount in Row (11)   5.04%
14.     Type of Reporting Person (See Instructions)         CO


 Item 1. Security and Company

This Schedule 13D relates to the common shares of Abercrombie & Fitch
(the `Ordinary Shares`). The principal executive offices of the Company are located at 6301 Fitch Path, New Albany, OH 43054 UNITED STATES.



Item 2. Identity and Background

This Schedule 13D is filed by Edinburgh Partners Limited.

Edinburgh Partners Limited is an independent organisation with no parent company. It is specialist equity manager with expertise in global, international, European and UK equities. It has one subsidiary; Edinburgh Partners North America, Inc., which performs activities relating to client services for US and Canadian clients.

The registered address of Edinburgh Partners Limited is 12 Charlotte Square, Edinburgh, EH2 4DJ, UK.

During the last five years, none of the Reporting Persons have:
a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and
b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or other Consideration
Edinburgh Partners Limited undertakes portfolio management services on behalf of a number of clients and the shares are held in the nominee names of our clients.


Item 4. Purpose of Transaction
On June 8, 2009 the number of shares held totaled at 4,422,927 and with the FX rate this holding resulted in an aggregateholding of 5.04%. As at Friday June 5, the holding was 4.89%.

(a) N/A
(b) N/A
(c ) N/A
(d) N/A
(e) N/A
(f) N/A
(g) N/A
(h) N/A
(i) N/A
(j) N/A

Item 5. Interest in Securities of the Company
Edinburgh Partners Limited undertakes portfolio management services on behalf of a number of clients and the shares are held in the nominee names of our clients. Currently we hold 5.04% of total shares in issue.






Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
N/A


Item 7. Material to be Filed as Exhibits
N/A



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2009
(Date)

/s/ Kirsty Anderson
(Signature)